Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

February 15, 2022

Fundrise Income Real Estate Fund, LLC
Fundrise Real Estate Investment Trust, LLC
Fundrise Income eREIT II, LLC
Fundrise Income eREIT III, LLC
Fundrise Income eREIT V, LLC
Fundrise eREIT XIV, LLC
Fundrise Income eREIT 2019, LLC
11 Dupont Circle NW, 9th FL,
Washington, District of Columbia 20036

Re:	Registration Statement on Form N‑14

Ladies and Gentlemen:

We have acted as counsel to the Fundrise Income Real Estate Fund, LLC (the “Fund”), a Delaware limited liability company, in connection with the preparation and filing with the U.S. Securities and Exchange Commission (the “Commission”) of a Registration Statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended.  The purpose of the Registration Statement is to register shares to be issued by the Fund, in connection with mergers of the Fundrise Real Estate Investment Trust, LLC; Fundrise Income eREIT II, LLC; Fundrise Income eREIT III, LLC; Fundrise Income eREIT V, LLC, Fundrise eREIT XIV, LLC and Fundrise Income eREIT 2019, LLC into the Fund (each a “Merger” and together, the “Mergers”).  Fundrise Real Estate Investment Trust, LLC; Fundrise Income eREIT II, LLC; Fundrise Income eREIT III, LLC; Fundrise Income eREIT V, LLC,  Fundrise eREIT XIV, LLC and Fundrise Income eREIT 2019, LLC are each a “Target Company” and collectively, the “Target Companies.”  Immediately following the effective time of a Merger, the Fund will distribute its common shares (the “Shares”) to shareholders of each Target Company.  Shareholders of each Target Company receiving Shares of the Fund through the distribution shall be admitted as shareholders of the Fund according to the terms of the Fund’s Limited Liability Company Operating Agreement (the “Operating Agreement”).

We have reviewed the Fund’s Certificate of Formation, as amended (“Certificate”), and the Operating Agreement, resolutions adopted by the Fund’s Board of Directors in connection with the Mergers, the Agreement of Merger and Plan of Reorganization for the Mergers, which was approved by the Fund’s Board of Directors on January 18, 2022, and the independent representative of the Target Companies on February 14, 2022, (the “Plan”), and such other legal and factual matters as we have deemed appropriate.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

This opinion is based exclusively on the provisions of the Delaware Limited Liability Company Act, as amended, governing the issuance of shares of the Fund, and does not extend to the securities or “blue sky” laws of the State of Delaware or other states.
We have assumed the following for purposes of this opinion:
1. The Shares of the Fund will be issued in accordance with the Fund’s Certificate and Operating Agreement, the Plan and resolutions of the Fund’s Board of Directors relating to the creation, authorization and issuance of shares and the Mergers.

2. The Shares will be issued against payment therefor as described in the Joint Information Statement/Prospectus and the Statement of Additional Information relating thereto included in the Registration Statement and the Plan, and that such payment will have been at least equal to the net asset value of such Shares.

On the basis of the foregoing, it is our opinion that, when issued and paid for upon the terms provided in the Registration Statement and the Plan, the Shares to be issued pursuant to the Registration Statement will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement.

Very truly yours,

/s/ Stradley Ronon Stevens & Young LLP